Exhibit 99.1

VIQ Solutions Provides Mid-Year Updates and Announces Approval of Listing on Nasdaq

Announces New Multi-Year Contracts Valued at Up to $3.2 Million

PHOENIX, ARIZONA, July 30, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX: VQS and OTCQX: VQSLF), a global provider of secure, AI-driven, digital voice and video capture technology and automated transcription services, today announced its common shares were approved for listing on the Nasdaq Capital Market (“Nasdaq”). The Company additionally announced preliminary results for the second quarter of fiscal year(FY) 2021, provided an outlook for the third quarter of FY2021 and an update on new multi-year contracts. All numbers are expressed in U.S. dollars unless otherwise stated.

Approval of Nasdaq Listing – To Trade Under the Stock Symbol VQS

VIQ received approval to list its common shares on the Nasdaq under the symbol “VQS.” VIQ will provide a subsequent announcement of the date trading of its common shares will commence on the Nasdaq. VIQ’s common shares will continue to trade on the OTCQX until trading begins on Nasdaq. VIQ will also retain its listing on the Toronto Stock Exchange (the “TSX”) under the symbol “VQS.”

“The Nasdaq listing represents a significant milestone for VIQ and is an important next step in our development,” said Sebastien Paré, Chief Executive Officer, VIQ Solutions. “The listing is a testament to our team's diligent work executing our growth strategy, providing products that create tangible value and fostering meaningful relationships with our growing client base. We believe this listing will result in a number of long-term benefits for our shareholders, including elevating VIQ’s public profile, providing greater liquidity, expanding our shareholder base, and gaining additional coverage by technology analysts.”

Preliminary Second Quarter Results for FY2021 and Outlook for Third Quarter Results for FY2021

The Company plans to provide its second quarter earnings in mid-August. Based on its preliminary results, VIQ anticipates revenue in the second quarter to be in the range of $8.0 to $8.1 million. Gross margins are expected to be approximately 45.5%. VIQ anticipates revenue in the third quarter to be in the range of $8.2 to $8.5 million. Gross margins are expected to be in the range of 46.0% to 47.0%. Gross margin estimates do not include any potential positive impact related to wage subsidies.

The Company continues to execute on its planned commitment to scale its technology editing infrastructure and sales globally to meet new demands and to address new opportunities for its products and services.

VIQ plans to complete its corporate initiatives related to this acceleration of its innovation, expansion and public market related initiatives in the second quarter and third quarter of FY2021. The extraordinary, one-time, expenses associated with these corporate milestones will be included in the Company’s financial results for second quarter and third quarter of FY2021.

“While there was continuing volatility with Covid-related shutdowns in some of our global markets, our revenue remains steady and our client list continues to grow,” said Susan Sumner, President and Chief Operating Officer. “We are building the foundation to scale organic growth and complete accretive M&A, both domestically and across the globe. We remain committed to implementing our comprehensive strategy to consolidate the fragmented transcription industry and seek to complete one or two transactions before the end of 2021.”

New Multi-Year Contracts

The Company also announced it has secured new, multi-year contracts in the United States, EMEA, and Australia valued at up to $3.2 million in revenue over a 12-month period with expected average gross margins in the range of 50% to 55% based on historically similar contracts.

The Company commenced providing products and services to its customers under these contracts during first quarter and second quarter of 2021, with the majority of services expected to commence in third quarter of 2021, subject to region-specific pandemic related shutdowns particularly in EMEA and Australia. Thirty percent of the value of these contracts represent organic growth with current customers with the remaining 70% represent net new customers.

Increased Demand for New Solutions

In early 2021, the Company introduced FirstDraft, powered by aiAssist™, to automate the speech-to-text process, increasing audio recording documentation and improving content accessibility for clients worldwide. The solution was well received, and demand is higher than expected with approximately $1.0 million of active opportunities awaiting commercial availability. The interest is particularly strong in the U.S, particularly in the Law Enforcement and Media, and in regions of EMEA, opening an important growth opportunity for VIQ and its partners.

“During an initial test of the FirstDraft functionality, we were amazed at the results,” said Peter Benson, Chief Executive Officer, Digital Voice Processing, a VIQ Synergy Strategic Partner. “The team captured a six-hour file of a complex, multi-speaker parliamentary case using VIQ’s CapturePro™ and submitted the file through its FirstDraft process. The automated draft transcript was returned in 22 minutes and with an estimated 95.7% accuracy. We believe the ability to provide a fast and affordable solution for recordings that do not require an edited or certified transcript will enable our clients uncover the value inherent within their documentation.”

“We are excited about the opportunity CapturePro, NetScribe™, and FirstDraft provides to the region,” Mr. Benson added. “In most African countries, English, French, or Portuguese are the legal language of record, however, the average transcriptionist’s first language is none of these. The ability to use AI to decrease turnaround time while providing elevated levels of accuracy is a game-changer.”

To expand the support of its solution portfolio globally, VIQ will implement a localized version of the FirstDraft technology on the African continent and make a similar investment in Canada before the end of 2021.

“As global markets expand, the need for real-time, highly accurate documentation is accelerating,” said Ms. Sumner. “Our AI powered solutions continue to drive efficiency and improve productivity. Our editors have seen throughput increase of up to 40 percent, with the highest level of success in the multi-speaker court sector.”

“We remain committed on our path to disrupt and transform the industries we serve and we are excited by our growth opportunities and outlook for 2021 and beyond,” said Ms. Sumner.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Estimates provided in this news release are preliminary and are inherently uncertain due to a number of factors, and remain subject to Company management and Audit Committee reviews and the completion of regular financial closing and review procedures and audit procedures for the second and third quarters of 2021. Additional adjustments to the preliminary estimates presented above may be identified, and final results for the relevant fiscal periods may differ materially from these preliminary estimates and will not be finalized until after the Company completes its normal year-end accounting procedures for each quarter, including execution of internal controls over financial reporting. These preliminary estimates are intended to provide information about management’s current expectations regarding certain aspects of the Company’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes.

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the anticipated timing of the listing of the Company’s common shares and ultimate trading of such shares on the Nasdaq; the perceived benefits to the Company related to its listing on the Nasdaq; the timing of the release and preliminary estimates of the Company’s revenues and gross margins for second quarter and third quarter of 2021; the Company’s expectations related to completing additional possible acquisitions in 2021; the impact of new contracts on the Company’s revenue and gross margins for the next 12-month period; and the prospects, outlook and impact of the Company’s existing products and new products in certain markets and the timing of the roll-out of such products.

In addition, this news release contains a financial outlook including with respect to VIQ’s anticipated revenue and gross margin for the second quarter and third quarter of 2021 as well as other financial outlook disclosures. The financial outlook is included to provide shareholders with a timely update of the Company’s near-term financial outlook in relation to continuing uncertainties around Covid-19. Accordingly, readers should be cautioned that this information may not be appropriate for other purposes.

Forward-looking statements including, without limitation, financial outlooks and preliminary estimates, are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the continued good standing of VIQ’s customer contracts, the market acceptance of VIQ’s products and services, the effect of the Covid-19 pandemic and related measures on VIQ’s clients and revenues and VIQ’s ability to migrate its clients to NetScribe™ and aiAssist. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements, including, without limitation, financial outlooks are based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ and described in the forward-looking statements or information, including the ultimate listing and trading of the Company’s common shares on the Nasdaq may be delayed, VIQ’s customers may be delayed in satisfying their obligations under commercial agreements with VIQ or they may not satisfy their obligations under these agreements at all, the market acceptance of VIQ’s products and services, that the Company’s scaling of its technology editing infrastructure may not occurr when or as anticipated or that the Covid-19 pandemic could cause disruption to the Company’s business in one or more geographic areas and those risks described in VIQ’s Annual Information Form for the year ended December 31, 2020, filed with the Canadian securities regulatory authorities under VIQ’s SEDAR profile at www.sedar.com and with the United States Securities and Exchange Commission on Edgar at www.sec.gov. These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.